November 6, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:		J. Nolan McWilliams, Attorney-Advisor Susan Block, Attorney-Advisor Lyn Shenk, Accounting Branch Chief Patrick Kuhn, Staff Accountant

	Re:	BT Brands, Inc. Registration Statement on Form S-1 Filed August 13, 2019 File No. 333-233233

Dear Mr. McWilliams:

We refer to the above referenced registration statement (“Registration Statement”) filed by BT Brands, Inc., a Delaware corporation (“we,” “us” or the “Company”), and respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that we are filing Amendment No. 3 to such Registration Statement (“Amendment No. 3”) for the purpose of removing references to Mark Petri as the Company’s Manager of Operations throughout the filing. Mr. Petri notified the Company on November 2, 2019 that he is resigning to pursue other business opportunities.

Upon completion of your review of the Amendment No. 3, assuming there are no further material comments and the staff does not otherwise object, we would like to request the effectiveness of the Registration Statement.

If you have any questions or further comments, please feel free to contact the undersigned at (612) 414-5104 or by email at kbrimmer@itsburgertime.com, or our counsel, William P. Ruffa at 646-831-0320.

Very truly yours,

BT BRANDS, INC.

By:	/s/ Kenneth Brimmer
Kenneth Brimmer,
Chief Operating Officer